[AURORA GOLD LETTERHEAD]

June 10, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Ms. Tiffany Piland
Mr. David Link

RE:	Aurora Gold Corporation
Registration Statement on Form S-1
File No. 333-185908

Dear Ms. Piland and Mr. Link:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aurora Gold Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-185908), together with all exhibits and amendments thereto, which was initially filed on January 7, 2013 (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement. The Company confirms its understanding that the fee paid upon the filing of the Registration Statement will not be refunded. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding this application, please contact Elishama Rudolph of Sierchio & Company, LLP by telephone at (212) 246-3030. Thank you for your attention to this matter.

Very truly yours,

By:	/ s/ Lars Pearl
Name: Lars Pearl
Title: President, Chief Executive Officer,
(Principal Executive Officer) and Director